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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2009            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated January 26, 2009

2.

News Release dated March 18, 2009

3.

News Release dated April 20, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 20, 2009	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

January 26, 2009

Radius Provides Update & Announcement of New Director

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), provides an update on the status of Company’s projects, including cost reduction measures recently implemented by the Company as a result of the current global economic conditions.

Tambor, Guatemala

The Company looks forward to the development of its high-grade Tambor gold deposit in central Guatemala, where it expects to receive cash flow revenues from production, as part of its agreement with Kappes, Cassiday & Associates (“KCA”) (see press release dated June 2, 2008). KCA has begun the permitting process for a small gold operation, with plant construction and commencement of production planned in 2009.  Gold mineralization at Tambor is hosted by a series of high-grade mesothermal quartz veins and stockworks.

Rubi Project, Peru

Geological mapping and surface sampling has been completed by International Minerals Corporation, and a preliminary drill program will begin within the next few months as soon as drill permits have been received.  Rubi is a bonanza-style gold-silver epithermal project located in southern Peru.  Mineralization comprises a swarm of NNW and EW trending quartz-carbonate veins and breccias.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.

International Minerals Corporation can earn 60% interest in the project by paying the initial signing fee and by funding the first year’s exploration expenditures, for a total of US$475,000. The exploration and cash payments over the remainder of the term will be joint-funded by both parties (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of funds (see press release dated October 8, 2008).

Nicaragua

Following the diamond drill program completed in August, the Company has received expressions of interest from third parties regarding its 100 percent-owned Trebol project, located in north-east Nicaragua.  A total of 963m was drilled in 9 holes collared in the southwest part of the property.  Gold mineralization is associated with shallow, tabular silicified zones, with several holes drilling mineralized intercepts exceeding 50m in true thickness (TRDH-08-05 - 53.4m @ 1.35 g/t Au, TRDH-08-08 - 50.5m @ 0.61 g/t Au).  Further evaluation by drilling is required to test for the property’s shallow, pittable resource potential, and a joint venture partner is being sought.

Reduction in Expenditures

Due to the crisis in global financial markets, the Company has taken measures to reduce its burn- rate in order to conserve its cash position during the downturn.  The crisis has severely impacted the resource sector; in particular the ability of junior companies to raise capital for exploration.  Measures taken include cessation of the Company’s grass-roots activities in Nicaragua, Mexico and Peru.

The Company remains focused on gold and continues to review strategic opportunities brought about by the market downturn.  In the near term, the Company will focus on advancing its existing projects, in particular the development of the Tambor deposit in Guatemala, its Nicaraguan properties and the Rubi joint-venture in Peru.

New Appointment

The Company is pleased to announce the appointment of Mr. Karl Gurr to the Company’s board of directors. Mr. Gurr has more than thirty-three years of mining and operations experience, including project and construction management, underground and surface mining, resource evaluations, feasibility studies and site remediation. Over his career, Mr. Gurr has held positions with major international engineering companies and as a consultant to numerous international clients on projects located in North and South America, Asia Pacific region, Australia, China and Europe. Mr. Gurr holds a Bachelor of Science degree in Geology (1974) and a Bachelor of Science degree in Mining Engineering (1975), both from University of Utah. Mr. Gurr’s extensive mining and development experience brings a wealth of knowledge to the Company as it develops the Tambor gold deposit and in the evaluation of advanced gold projects.

The Company also announces that Mr. Nicolas Glass has resigned as a director of the Company.

Assay Protocol & Qualified Person

Sample preparation and analyses was conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay AA, with gravimetric finish.  Radius carries out its own Quality Assurance / Quality Control protocol that involves the regular insertion of certified standards, blanks and field duplicates into the sample stream. Check assays on both pulps and coarse rejects are undertaken at Acme Laboratories in Vancouver.

The technical information in this release was prepared under the supervision of Mr. David Cass, Radius’ Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

March 18, 2009

Radius Acquires Option on Peruvian Gold Project and

Signs Agreement with Focus Ventures

Vancouver, Canada: Radius Gold Inc. (TSX-V: RDU), is pleased to announce that the Company has been granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru. Nueva California is regarded as an early-stage, bulk tonnage gold target and is only partially exposed. The mineralization is believed to be open along strike and down dip.

The Option

To earn the 100% interest, Radius must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, Radius must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.

If the Option is exercised, Radius must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

Agreement with Focus Ventures

A small underground mine is currently in operation at Nueva California, exploiting a small high-grade resource hosted by a series of en-echelon northwest-southeast trending epithermal gold-silver veins with a reported mine head grade averaging 8 g/t Au and 120 g/t Ag. Although the long term potential of this high grade resource is believed to be limited, management believes that there is potential to develop a low-grade bulk tonnage gold-silver resource within the area of current workings and along strike by exploration. In line with Radius’s current strategy of acquiring more advanced stage, near-production gold projects, Radius has agreed to assign the Option to Focus Ventures Ltd. (TSX-V: FCV.H).

Focus will have up to 180 days to conduct due diligence work on the Property, and if it decides to proceed, Focus will assume all of Radius’s obligations under the Option, will issue to Radius 1,000,000 common shares in the capital of Focus at a deemed price of $0.20 per share, pay to Radius $50,000 cash, and grant to Radius a 1.5% net smelter return royalty on the Property.  Radius and Focus have common directors and officers, and the agreement between the two companies is subject to TSX Venture Exchange approval.

Simon Ridgway comments: “The investment in Focus will give Radius shareholders excellent leverage in future success at Nueva California, and will allow Radius to concentrate its efforts on the search and acquisition of advanced-stage properties, as well as developing its existing gold assets in Central America, in particular its high-grade Tambor deposit in Guatemala and its Nicaraguan gold portfolio.”

The Property

The Nueva California property (900 hectares) is located in the Cordillera Blanca, north-central Peru, 35 kilometers north of the Pierina Gold Mine, at an altitude of 3,300m a.s.l.  The target at Nueva California is a bulk tonnage gold deposit that is only partially exposed due to overburden. The Property has never been drilled, and has excellent potential to define extensions to mineralization by exploration along strike under cover and down dip of the current workings.

Underground sampling by Radius showed significant intercepts of low grade mineralization in adjacent wall rocks including 1.21 g/t Au and 44 g/t Ag over 18 meters, and 0.96 g/t Au and 32 g/t Ag over 28 meters.  Strongly silicified quartz stockworks associated with the main mineralizing structures assayed up to 7.05 g/t Au and 152 g/t Ag, and contact zones between the high grade structures and granodiorite wall rocks assayed up to 3.8 g/t Au and 186 g/t Ag over 2 meters.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by ALS Chemex Labs in Lima. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay and AAS with gravimetric finish for samples over 10 g/t Au. Silver was analyzed by ICP, with AAS for samples over 100 g/t Ag.  The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

Radius Gold is in the business of discovering and developing gold deposits, and holds a portfolio of advanced exploration properties in Nicaragua, Guatemala and Peru.  In June 2008 the Company signed a production agreement with Kappes Cassiday & Associates to develop Radius’s Tambor Mine in Guatemala.  When Tambor is in production, Radius will receive 49% of cash flows generated by the Mine. The Company’s strategy is to build value for shareholders by the acquisition and development of advanced stage properties.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release news release

April 20, 2009

Drilling commences at the Rubi Gold-Silver Project, Peru

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce that its joint venture partner, International Minerals Corporation (TSX: IMZ) (“IMC”), has commenced drilling on the Rubi gold-silver project located in south-eastern Peru.

Gold-silver mineralization at Rubi is associated with a swarm of epithermal quartz-carbonate veins, breccias and stockworks that crop out over an area 1km x 0.5km. Four principal veins were mapped and have cumulative length of 2.6 kilometers, including the Rica Chola and Rio Azul veins, which have shown the best results to date in terms of mineralized grades and widths in surface and underground sampling.

Work to date by IMC has consisted of detailed mapping and sampling of surface and underground workings and a PIMA alteration study.

Significant weighted average assays from rock chip/panel sampling undertaken by IMC include:

Rica Chola Vein

3.6 g/t Au & 223 g/t Ag over 5.65m (surface trench)

3.1 g/t Au & 111 g/t Ag over 7.7m (surface trench)

4.7 g/t Au & 359 g/t Ag over 2.25m (surface trench)

2.4 g/t Au & 175 g/t Ag over 4.35m (surface trench)

9.64 g/t Au & 440 g/t Ag over 1m (underground)

3.22 g/t Au & 131 g/t Ag over 2m (underground)

Rio Azul Vein

7.5 g/t Au & 786 g/t Ag over 3m (surface trench)

4.62 g/t Au & 439 Ag over 1.4m (underground)

The Rica Chola and Rio Azul veins continue on surface for 600m and 800m respectively. A high level of preservation of the epithermal system is indicated by colloform vein textures and wallrock alteration characterized by low temperature carbonate minerals and illite-smectite clays. Thus the potential for high-grade (bonanza) zones at depth is considered good.

The initial diamond drill program will consist of 6 diamond drill holes totaling approximately 1,200m and will test the Rica Chola and Rio Azul veins for their continuity of mineralization at depth, possible bonanza-grade zones and structural targets where wide widths of mineralization may be expected. A drill hole location plan will be posted on the Radius website shortly (www.radiusgold.com).

IMC is an emerging precious metal producer, with mines and projects in Peru and Ecuador. The Company owns 40% of the producing Pallancata high-grade silver mine with its partner Hochschild Mining.  The Pallancata Mine is located 90 kilometers due east of Rubi.

Project Background

Rubi is located 16 km east of the town of Puquio in the Department of Ayacucho, in south-central Peru. The site was host to a former producing gold-silver mine in the 1980 and 1990’s when it was held by the Peruvian State for 15 years.

In August 2007, Radius optioned the project from a private Peruvian company and carried out a systematic exploration program comprising property-scale geological mapping and rock chip geochemical sampling (see company press release dated Aug. 28, 2007).

Under a revised agreement with the vendor of the property (see company press release dated Oct. 8, 2008), Radius and IMC, as joint venture partners, can earn a 100% interest in the Rubi and San Sebastien claims (total 2,200 hectares) by making a series of cash payments and exploration expenditure commitments, comprising:

- US$75,000 on signing of the revised agreement (paid)

- Investing US$ 400,000 in exploration and paying US$ 150,000 by October 2, 2009.

- Investing US$ 600,000 in exploration and paying US$ 300,000 by October 2, 2010.

- Investing US$ 1,000,000 in exploration and paying US$ 600,000 by October 2, 2011.

- Investing US$ 1,000,000 in exploration and paying US$ 1,875,000 by October 2, 2012.

The vendor also retains a 2 percent Net Smelter Return royalty, with the joint venture partners having a right of first offer to purchase such royalty.

IMC, the operator of the joint venture, can earn a 60% interest in the project by paying the initial signing fee (already paid) and by funding the first year’s exploration expenditures, for a total of US$475,000.  The exploration and cash payments over the remainder of the term will be funded jointly by IMC (60%) and Radius (40%), with each party subject to standard dilution requirements for non-contribution of funds.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by ALS Chemex Labs in Lima. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay and AAS with gravimetric finish for samples over 10 g/t Au.  Silver was analyzed by ICP, with AAS for samples over 100 g/t Ag.

The technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.